EXHIBIT 99.3

The Board approved the appointment of senior management

Date of events:2017/11/06

Contents:

1.Date of occurrence of the event:2017/11/06

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:The 8th Meeting of the 8th Term Board of Directors approved the appointment of senior management as follows:

1As Li-Show Wu, Administration Senior Executive Vice President, will have new appointment, will be discharged from the position on the same day. Tian-Tsair Su, Vice President of Corporate Planning Department, will be promoted to the position of Administration Senior Executive Vice President.

2As Shyang-Yih Chen, Business Senior Executive Vice President and concurrently the President of Telecommunication Laboratories, retired on November 1,2017, was discharged from those two positions on the same day. Hsiu-Gu Huang, President of Enterprise Business Group, will succeed the position of Business Senior Executive Vice President and be the President of Enterprise Business Group. Rong-Syh Lin, Vice President of Telecommunication Laboratories, will be promoted to the President of Telecommunication Laboratories.

3Appoint Yuan-Kuang Tu, President of Mobile Business Group, to be the President of Northern Taiwan Business Group.

4Appoint Ming-Shih Chen, President of Northern Taiwan Business Group, to be the President of Mobile Business Group.

6.Countermeasures:None

7.Any other matters that need to be specified:None